Exhibit 99.2

REPORT UNDER NATIONAL INSTRUMENT 62-103

EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.                                      The name and address of the offeror:

HudBay Minerals Inc.
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

2.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the reporting obligation, and whether it was ownership or control that was acquired in those circumstances.

On March 8, 2012, HudBay Minerals Inc. (“Hudbay”) announced that it had acquired ownership and control of 3,900,000 units (the “Units”) of Panoro Minerals Ltd. (“Panoro”) on a private placement basis. Each Unit consists of one common share of Panoro (a “Common Share”) and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle Hudbay to acquire one Common Share at an exercise price of C$0.85 per Common Share for a period of 18 months. The Common Shares acquired by Hudbay represent approximately 2.4% of the issued and outstanding Common Shares and, together with the acquired Warrants, represent approximately 3.5% of the issued and outstanding Common Shares on a partially-diluted basis.

3.                                      The designation and number or principal amount of securities and the offeror’s securityholder percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

Immediately after the transaction, Hudbay owned and had control over 12,780,000 Common Shares (approximately 7.8% of the issued and outstanding Common Shares) and 6,390,000 Common Share purchase warrants which, together with Hudbay’s Common Shares, represent approximately 11.2% of the issued and outstanding Common Shares on a partially-diluted basis.

4.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in the above paragraph over which:

(i)                                    The offeror, either alone or together with joint actors, has ownership and control.

See item 3 above.

(ii)                                The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

N/A

(iii)                            The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

N/A

5.                                      The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place.

N/A

6.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation.

Hudbay acquired the Units for a purchase price of C$0.60 per Unit for total consideration of C$2,340,000.

7.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The acquisition of the Units is being made to assist with the exploration and development of Panoro’s properties located in the south-eastern region of Peru. Hudbay will evaluate its investment in Panoro and may, among other things, increase or decrease its ownership and possibly pursue strategic initiatives with or in respect of Panoro, depending on factors including market conditions, the business and prospects of Panoro and other alternatives available to Hudbay from time to time.

8.                                      The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Hudbay previously acquired 8,880,000 Common Shares and 4,440,000 Common Share purchase warrants pursuant to a subscription agreement with Panoro dated June 30, 2011 (the “Initial Subscription Agreement”). Under the terms of the Initial Subscription Agreement, Hudbay was granted a pre-emptive right to participate in any future equity financings undertaken by Panoro following the closing. This pre-emptive right applies provided that Hudbay holds at least five percent of the issued and outstanding shares, and it permits Hudbay to maintain the same equity ownership percentage of Panoro (on a non-diluted basis) after the completion of the equity financing as existed immediately prior to completion of the equity financing.

9.                                      The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

N/A

10.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item 6 above.

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

N/A

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

The Units were issued in reliance on the $150,000 “minimum amount investment” exemption from the prospectus requirements of applicable securities laws pursuant to National Instrument 45-106 (“NI 45-106”).

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DATED this 8th day of March, 2012.

HUDBAY MINERALS INC.

	Per:	“Patrick Donnelly”
		Name:	Patrick Donnelly
		Title:	Vice President, Legal and Corporate Secretary